FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

S A D I A  S.A.

CNPJ/MF nº 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

NIRE: 42300025747

CERTIFICATE OF MINUTES NO. 157 OF SADIA S.A. BOARD OF DIRECTORS EXTRAORDINARY MEETING,  HELD ON JANUARY 19, 2009

On the nineteenth day of January of the year two thousand and nine, at 02:00 p.m., at its office at Rua Fortunato Ferraz, No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Luiz Fernando Furlan, and upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1. BOARD OF DIRECTORS RESHUFFLE:

In compliance with the provisions in article 151 of Law No. Law 6404/76, the Board resolved to record in these minutes the resignations submitted by the Company officers below:

Andelaney Carvalho dos Santos, from the position of Information Technology and Shared Services Director, as per resignation letter dated 01/05/2009;

Gilberto Meirelles Xandó Baptista, from the position of Vice President Director of International Market, as per resignation letter dated 01/19/2009;

Valmor Savoldi, from the position of Vice President Director of Operations, as per resignation letter dated 01/19/2009;

It is also recorded that the titles of the positions of vice president directors of this Company, created in minutes 141, item 8, of this Board are changed to “directors” only.

2. REMOVING MEMBERS OF THE BOARD OF DIRECTORS:-

In compliance with the provision in item III, Article 17 of the Bylaws, the Board resolved to remove the following directors:

Ernest Sicoli Petty, Director of Sustainability

José Augusto Lima de Sá, Director of International Relations

Jun Celso Eguti, Director of Competitive Strategy

Licinio Antonio Huffenbaecher Junior, Director of Beef Activity

It was further resolved to eliminate all of the aforementioned positions and to assign the corresponding functions and responsibilities to the remaining officers, at the discretion of the Company’s Management.

There being no further business, the meeting was adjourned to prepare these minutes, which were then signed by all Board members present.

São Paulo-SP, January 19, 2009.

/s/ Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Diva Helena Furlan, Everaldo Nigro Santos, Francisco Silverio Morales Céspede, José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues, Norberto Fatio, Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of Minutes No. 157, transcribed on pages 75 to 76 of the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary